Exhibit 11.2

CANON INC.

CODE OF ETHICS
(SUPPLEMENT TO THE CANON GROUP CODE OF CONDUCT)

March 31, 2004

     Canon Inc. (the “Company”) has a “Canon Group Code of Conduct” (the “Code of Conduct”) applicable to all executives and employees of the Company, and they are obliged to observe the provisions set forth therein, including those relating to honest and ethical conduct (including the handling of conflicts of interest), compliance with applicable laws, rules and regulations and accountability for adherence to provisions of the Code of Conduct. In addition, in view of Section 406 of the Sarbanes-Oxley Act on July 2002, the Company sets this Code of Ethics applicable to the President & Chief Executive Officer, each member of the Company’s board of directors and General Managers belonging to the Accounting Headquarters (collectively, the “Covered Individuals”) as follows.

1.	Each of the Covered Individuals is responsible for full, fair, accurate, timely and understandable disclosure in (a) reports and documents that the Company files with or submits to the SEC and (b) the Company’s other communications with the public, including both written and oral disclosures, statements and presentations. Accordingly, it is the responsibility of each Covered Individual to (i) promptly bring to the attention of appropriate Company personnel any material information of which he or she may become aware which affects the public disclosures made by the Company in its SEC reports or otherwise and (ii) assist in ensuring that the Company establishes and maintains effective disclosure controls and procedures and effective internal control over financial reporting in respect of the foregoing reports, documents and other communications.

2.	Each of the Covered Individuals shall promptly bring to the attention of the Company’s President & Chief Executive Officer, or to whom he or she deems it appropriate, any information he or she may have concerning any violation of the Code of Conduct or the Code of Ethics by any of the Covered Individuals.

3.	The Company intends to prevent the occurrence of conduct by the Covered Individuals which is not in compliance with the Code of Conduct or with this Code of Ethics and to halt such conduct that may occur as soon as reasonably possible after its discovery. Those Covered Individuals found to be in violation of the Group Code or this Code of Ethics after due investigation are subject to appropriate disciplinary action, up to and including termination of employment. Criminal misconduct may be referred to the appropriate legal authorities for prosecution.

     Amendments to the Code of Conduct and to this Code of Ethics must be approved by the Company’s board of directors. Any such amendment (other than technical, administrative or other non-substantive amendments) shall be disclosed in the Company’s next annual report on Form 20-F.